Exhibit (a)(1)(E)
[Date]

[Name]
[Address]
[City, State, Zip]

Subject: Stock Option Exchange Program Election Rejection

Dear [Name]:

We received an Election Form from you dated          , 2010. Unfortunately, we could not accept your Election Form under the Sprint Stock Option Exchange Program for the following reason(s):

     The Election Form was received after the expiration deadline for the Offer. We cannot process your election.

     The Election Form was not properly signed or other employee information was not provided.

     It is unclear what election was intended.

If you wish to participate in the Offer or change or withdraw a previous valid election, and the Offer has not yet expired, please do one of the following:

•	Correct the defects noted above on the enclosed copy of your Election Form, initial your corrections and deliver it to Sprint at the contact information listed on the Election Form;

•	Complete and submit your election online at https://sprint.equitybenefits.com using your Sprint email address and your chosen password (or, if you have forgotten your password, use the password reset feature on the login screen); or

•	Submit another paper Election Form included with your Offer packet mailed on May 17 to change your election before 11 p.m. Central time on June 16, 2010. If you would like to request additional copies of the Election Form, email stockoptionexchangeprogram@sprint.com or call 913-762-6617.

In any case your election must be received by us before 11 p.m. on June 16, 2010, or a later date we specify if the Offer is extended.

If 800-864-7096 or email sprint@sos-team.com, or, after the program ends, stockoptions@sprint.com.

Regards,

Jim Hayes, Director — Compensation